TRICOM, S.A.
Avenida Lope de Vega No. 95

Santo Domingo

Dominican Republic

April 7, 2010

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0405

Re:     TRICOM, S.A.

Withdrawal of Form T-3 (Filed on January 30, 2008)

Ladies and Gentlemen:

Pursuant to Section 307(a) promulgated under the Trust Indenture Act, as amended (the “TIA”), TRICOM, S.A. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Form T-3 for Application for Qualification of Indentures under the TIA, filed on January 30, 2008, and all exhibits thereto (collectively, the “Form T-3”).  The Form T-3 has not been declared effective and no securities have been issued thereunder.

Under the Form T-3, the Registrant proposed to issue Step Up Rate Senior Secured Notes Due 2015 (the “Senior Notes”), pursuant to a Prepackaged Joint Chapter 11 Plan of Reorganization for the Registrant and its Affiliated Debtors (the “Plan”).   The terms of the Plan have been amended and no longer contemplate the issuance of the Senior Notes.  Therefore, the Registrant respectfully requests that the Form T-3 be withdrawn.

If you have any questions with respect to this matter, please contact the Registrant’s counsel, John M. Clapp, Esq. of Thompson Hine LLP, at (212) 908-3975.

Sincerely,

TRICOM, S.A.

By:	/s/ Hector Castro Noboa
Hector Castro Noboa
Chief Executive Officer